SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C) AND (D)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)*
International Wire Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
460933104
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	460933104	Page	2	of	8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,772,490 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,772,490 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,772,490 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

27.7% (2)

12	TYPE OF REPORTING PERSON

IA, OO
(1)      Tennenbaum Capital Partners, LLC serves as investment advisor to two funds which are the registered holders of shares of Common Stock of International Wire Group, Inc. held by the reporting persons.
(2)      Based on 10,000,002 shares of Common Stock of International Wire Group, Inc. outstanding as of October 31, 2005, as reported by International Wire Group, Inc. in its Form 10-Q for the quarterly period ended September 30, 2005, filed on November 14, 2005, and computed in accordance with Rule 13d-3(d)(1).

SCHEDULE 13G

CUSIP No.	460933104	Page	3	of	8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SVAR/MM, LLC (IRS ID # 45-0479189)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,135,319 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,135,319 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,135,319 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.4% (1)

12	TYPE OF REPORTING PERSON

OO
(1)      Based on 10,000,002 shares of Common Stock of International Wire Group, Inc. outstanding as of October 31, 2005, as reported by International Wire Group, Inc. in its Form 10-Q for the quarterly period ended September 30, 2005, filed on November 14, 2005, and computed in accordance with Rule 13d-3(d)(1).

SCHEDULE 13G

CUSIP No.	460933104	Page	4	of	8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,772,490 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,772,490 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,772,490 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

27.7% (1)

12	TYPE OF REPORTING PERSON

OO
(1)      Based on 10,000,002 shares of Common Stock of International Wire Group, Inc. outstanding as of October 31, 2005, as reported by International Wire Group, Inc. in its Form 10-Q for the quarterly period ended September 30, 2005, filed on November 14, 2005, and computed in accordance with Rule 13d-3(d)(1).

SCHEDULE 13G

CUSIP No.	460933104	Page	5	of	8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,772,490 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,772,490 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,772,490 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

27.7% (1)

12	TYPE OF REPORTING PERSON

IN
(1)      Based on 10,000,002 shares of Common Stock of International Wire Group, Inc. outstanding as of October 31, 2005, as reported by International Wire Group, Inc. in its Form 10-Q for the quarterly period ended September 30, 2005, filed on November 14, 2005, and computed in accordance with Rule 13d-3(d)(1).

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Persons Filing:
Item 2(b). Address of Principal Business Office:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. This statement is not filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), and therefore this item is not applicable.
Item 4. Ownership:
Item 5. Ownership of Five Percent or Less of a Class:
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Item 8. Identification and Classification of Members of the Group:
Item 9. Notice of Dissolution of Group:
Item 10. Certification:
SIGNATURES
EXHIBIT INDEX
EXHIBIT 1

Item 1(a). Name of Issuer:
     International Wire Group, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     12 Masonic Ave.
     Camden, NY 13316
Item 2(a). Name of Persons Filing:
     This Statement on Schedule 13G is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), SVAR/MM, LLC, a Delaware limited liability company (“SVAR/MM”), Tennenbaum & Co., LLC, a Delaware limited liability company (“Tennenbaum LLC”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). TCP, SVAR/MM, Tennenbaum LLC and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.
Item 2(b). Address of Principal Business Office:
     2951 28th Street, Suite 1000
     Santa Monica, California 90405
Item 2(c). Citizenship:
     TCP is a Delaware limited liability company. SVAR/MM is a Delaware limited liability company. Tennenbaum LLC is a Delaware limited liability company. Mr. Tennenbaum is a United States citizen.
Item 2(d). Title of Class of Securities:
     Common Stock, par value $0.01 per share (“Common Stock”), of International Wire Group, Inc., a Delaware corporation (the “Company”).
Item 2(e). CUSIP Number:
     460933104
Item 3. This statement is not filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), and therefore this item is not applicable.
Item 4. Ownership:
(I)	TCP, Tennenbaum LLC and Mr. Tennenbaum:
(a)	Amount Beneficially Owned: 2,772,490 shares of Common Stock

(b)	Percent of Class: 27.7%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,772,490

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,772,490

(II)	SVAR/MM:
(a)	Amount Beneficially Owned: 2,135,319 shares of Common Stock

(b)	Percent of Class: 21.4%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,135,319

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,135,319
Item 5. Ownership of Five Percent or Less of a Class:
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
     Special Value Absolute Return Fund, LLC, a Delaware limited liability company, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,135,319 shares of Common Stock, which is more than 5% of the Common Stock of the Company. Special Value Opportunities Fund, LLC, a Delaware limited liability company, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 637,171 shares of Common Stock, which is more than 5% of the Common Stock of the Company.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
     Not Applicable.
Item 8. Identification and Classification of Members of the Group:
     Not Applicable.
Item 9. Notice of Dissolution of Group:
     Not Applicable.
Item 10. Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2006	TENNENBAUM CAPITAL PARTNERS, LLC, a
Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability
company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited
liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

	Name:	Michael E. Tennenbaum
	Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

	*By:	/s/ David A. Hollander

David A. Hollander, Attorney-in-fact

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated February 7, 2006.